UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F □  Form 40-F ⊠

EXPLANATORY NOTE

Cybin Inc. (the "Company") is furnishing this Form 6-K (the "Form 6-K") solely to incorporate by reference into the Company's Registration Statement on Form F-10 (File No. 333-292294) (i) Exhibit 99.1 to this Form 6-K, which were previously filed with the Form 6-K dated February 10, 2026, and (ii) Exhibits 99.2-99.4 to this Form 6-K, which were previously filed with the Form 6-K dated February 13, 2026 (collectively, the "Original Form 6-Ks"). Following the furnishing of the Original Form 6-Ks, the Company discovered that the Original Form 6-Ks inadvertently incorporated by reference Exhibits 99.1-99.4 to this Form 6-K into the Company's Registration Statement on Form F-10 (File No. 333-289139).

INCORPORATION BY REFERENCE

Exhibits 99.1-99.4 to this Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-292294).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date:	March 5, 2026	By:	/s/ Greg Cavers
		Name:	Greg Cavers
		Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	News Release dated February 10, 2026 (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed with the Securities and Exchange Commission on February 10, 2026)

99.2	Interim Consolidated Financial Statements for the three and nine months ended December 31, 2025 (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed with the Securities and Exchange Commission on February 13, 2026)

99.3	Management's Discussion and Analysis for the three and nine months ended December 31, 2025 (incorporated by reference to Exhibit 99.2 to the Company's Form 6-K filed with the Securities and Exchange Commission on February 13, 2026)

99.4	News Release dated February 13, 2026 (incorporated by reference to Exhibit 99.5 to the Company's Form 6-K filed with the Securities and Exchange Commission on February 13, 2026)